SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

(Mark One)

        ☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

        ☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                                              EXCHANGE ACT OF 1934

                    For the transition period from _____________________ to ________________________

Commission File Number:  0-6233

                A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

  TRUSTCORP MORTGAGE COMPANY EMPLOYEE RETIREMENT SAVINGS PLAN

                B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1st Source Corporation
100 N. Michigan Street
        South Bend, Indiana  46601

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTCORP MORTGAGE COMPANY
EMPLOYEES RETIREMENT SAVINGS PLAN

By the Plan Administrator
TRUSTCORP MORTGAGE COMPANY

/s/DEBRA BASS
Debra Bass, Senior Vice President

Date : June 29, 2007

Financial Statements and Supplemental Schedule

Trustcorp Mortgage Company Employee Retirement Savings Plan
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

Trustcorp Mortgage Company
Employee Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2
Statements of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 11

Report of Independent Registered Public Accounting Firm

The Board of Directors
Trustcorp Mortgage Company

We have audited the accompanying statements of net assets available for benefits of Trustcorp Mortgage Company Employee Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Chicago, Illinois
June 25, 2007

Trustcorp Mortgage Company
Employee Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Cash	$35,705	$61,692

Investments at fair value:
Common stock	956,083	900,579
Mutual funds	3,540,217	3,423,248
1st Source Bank common trust fund	279,485	322,413
Participant loans receivable	168,575	184,898
Total investments	4,944,360	4,831,138

Contribution receivable:
Employer	3,846	6,740
Employee	10,372	10,016
	14,218	16,756
Other assets:
Other receivables	446	2,486
Total assets	4,994,729	4,912,072

Liabilities
Accrued expenses payable	9,105	10,117
Total liabilities	9,105	10,117
Net assets available for benefits, at fair value	4,985,624	4,901,955
Adjustment from fair value to contract value
for benefit responsive investments contracts	1,207	2,436
Net assets available for benefits	$4,986,831	$4,904,391

See accompanying notes.

Trustcorp Mortgage Company
Employee Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions
Investment income:
Interest	$14,702	$12,354
Dividends	85,722	61,484
	100,424	73,838
Contributions:
Employer	92,505	109,020
Employee	238,484	263,577
	330,989	372,597

Net realized and unrealized appreciation in fair
value of investments	739,245	111,820
Total additions	1,170,658	558,255

Deductions
Benefits paid to participants	1,057,935	851,852
Plan expenses	30,283	26,812
Total deductions	1,088,218	878,664
Net increase (decrease)	82,440	(320,409)

Net assets available for benefits:
Beginning of year	4,904,391	5,224,800
End of year	$4,986,831	$4,904,391

See accompanying notes.

                                         Trustcorp Mortgage Company
          Employee Retirement Savings Plan
          Notes to Financial Statements
         Years Ended December 31, 2006 and 2005

1. Description of the Plan

General

The Trustcorp Mortgage Company Employee Retirement Savings Plan (Plan) is a defined-contribution plan covering substantially all employees of Trustcorp Mortgage Company (Trustcorp) who have completed one year of service in which the employee has worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Trustcorp is a wholly owned subsidiary of 1st Source Corporation.

The Board of Directors of Trustcorp may authorize a contribution from consolidated net profits or retained earnings in excess of the 401(k) matching contributions which are also approved by the Board. These discretionary contributions are made in cash and are allocated to each participant based upon provisions of the Plan Agreement.

Funding and Vesting

Participants are permitted to designate up to 25% of their annual compensation as a salary reduction contribution to the Plan under Section 401(k) of the Internal Revenue Code (the Code). In addition, participants age 50 or older may elect to defer up to an additional amount per year ($5,000 in 2006 and $4,000 in 2005) (called catch-up contributions) to the Plan. When applying the discretionary matching contributions, only salary reductions up to 6% of eligible employee compensation is considered. For the years 2006 and 2005, the discretionary matching contribution percentage was 50%. In addition, as part of the profit-sharing component of the Plan, Trustcorp has the discretion to make an additional contribution to the Plan out of current or accumulated net profits. There were no discretionary contributions to the Plan for 2006 or 2005.

Vesting of participant contributions and Trustcorp’s 401(k) matching contributions are immediate. Vesting of the Trustcorp contributions for the profit-sharing component of the Plan is based on years of credited service, with participants becoming 100% vested after seven years of credited service. However, a participant becomes 100% vested upon satisfying the requirements for early retirement under the terms of the Plan document.

                                        Trustcorp Mortgage Company
        Employee Retirement Savings Plan
      Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Each participant’s account is credited with the participant’s contribution and an allocation of

(a) Trustcorp’s contribution, (b) Plan earnings net of Plan expenses, and (c) forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant Loans

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant’s vested account balance or $50,000. The loans are collateralized by the participant’s vested account balance and bear interest at fixed rates of 1% above the national prime rate as posted in the Wall Street Journal as of the date of the loan. The loans are repayable over five years except for loans used to acquire or construct a participant’s principal residence, in which case the repayment term may be up to ten years.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her vested account. At December 31, 2006 and 2005, there have been no amounts allocated to participants who had effectively withdrawn from the Plan and requested distribution as of the end of those respective years but had yet to receive their final distributions.

Plan Termination

Trustcorp has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. See Note 7 for description of the merger of the plan with the 1st Source Employee Stock Ownership and Profit Sharing Plan.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement, the Summary Plan Description, or the Employee Handbook for a more complete description of the Plan’s provisions. Copies are available from the Trustcorp Human Resources Division.

                                        Trustcorp Mortgage Company
        Employee Retirement Savings Plan
          Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid-and-ask prices. The fair value of mutual funds and the Plan’s participation in common/collective trust funds of 1st Source Bank are stated at the aggregate current value as reported by the funds. Loans to participants are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company guide and Defined-Contribution Health and Welfare and Pension Plans (FSP).

The FSP defines the circumstances in which an investment is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined-contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

2. Summary of Significant Accounting Policies (continued)

As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully-benefit responsive investment contracts recognized at fair value. The American Institute of Certified Public Accountants’ SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s statements of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation.

3. Investments

During 2006 and 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in value by $739,245 and $111,820, respectively, as follows:

	Net Appreciation (Depreciation) in Fair Value During
	2006	2005

Common stock	$303,580	$(7,402)
Mutual funds	425,642	109,863
1st Source Bank Common Trust Fund	10,023	9,359
	$739,245	$111,820

                                        Trustcorp Mortgage Company
            Employee Retirement Savings Plan
        Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2006	2005

1st Source Corporation common stock	$769,546	$739,058
Morgan Stanley Institutional International Equity	1,069,263	1,028,698
1st Source Monogram Income Equity Fund	674,830	658,756
1st Source Monogram Diversified Equity Fund	775,835	753,155
1st Source Monogram Special Equity Fund	258,412	252,422
1st Source Monogram Income Fund	346,841	392,932
1st Source Monogram Long/Short Fund	415,036	337,285
1st Source Bank Employee Benefit Guaranteed Income Fund	279,485	322,413

4. Transactions With Parties-In-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

Plan assets are held in custody by the trust division of 1st Source Bank, a wholly owned subsidiary of 1st Source Corporation, parent of Trustcorp. Professional fees for the audit of the Plan for the year ended December 31, 2006, were paid by Trustcorp.

                                        Trustcorp Mortgage Company
        Employee Retirement Savings Plan
            Notes to Financial Statements (continued)

4. Transactions With Parties-In-Interest (continued)

The Plan held the following party-in-interest investments at fair value at December 31:

	2006	2005

1st Source Corporation common stock	$769,546	$739,058
1st Source Monogram Income Equity Fund	674,830	658,756
1st Source Monogram Diversified Equity Fund	775,835	753,155
1st Source Monogram Special Equity Fund	258,412	252,422
1st Source Monogram Income Fund	346,841	392,932
1st Source Monogram Long/Short Fund	415,036	337,285
1st Source Bank Employee Benefit Guaranteed Income Fund	279,485	322,413
Loans to participants	168,575	184,898

Plan transactions with parties-in-interest during the years ended December 31, 2006 and 2005, were as follows:

Identity	Relationship	2006	2005

RSM McGladrey, Inc.	Recordkeeper and Tax Accountant	$15,885	$17,147
1st Source Bank	Trustee	11,771	9,665
		$27,656	$26,812

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 30, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

                                        Trustcorp Mortgage Company
        Employee Retirement Savings Plan
        Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

7. Subsequent Events

On March 1, 2007, 1st Source Corporation announced that its wholly owned subsidiary, 1st Source Bank, would acquire the business of Trustcorp Mortgage Company, which is also a wholly owned subsidiary of 1st Source Corporation. Management of 1st Source Corporation integrated the operations of Trustcorp into 1st Source Bank in May 2007 with the possibility that a continuing Trustcorp entity will exist for some time afterward to liquidate certain assets of Trustcorp. The Plan was merged into 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan on May 1, 2007, which is managed by 1st Source Corporation.

8. Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$4,986,831	$4,904,391
Adjustment from fair value to contract value for benefit responsive investment contracts	(1,207)	(2,436)
Net assets available for benefits per the Form 5500	$4,985,624	$4,901,955

Supplemental Schedule

Trustcorp Mortgage Company
Employee Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #35-1933290 Plan #003

December 31, 2006
	Identity of Issue, Borrower,
	Lessor, or Similar Party	Description of Investment	Cost	Current Value

Common stock:
*	1st Source Corporation	23,951 shares	**	$ 769,546
	Key Corp	4,905 shares	**	186,537
				956,083
Mutual funds:
	Morgan Stanley Institutional International Equity Fund	52,415 units	**	1,069,263
*	1st Source Monogram Income Equity Fund	46,766 units	**	674,830
*	1st Source Monogram Diversified Equity Fund	97,344 units	**	775,835
*	1st Source Monogram Special Equity Fund	27,201 units	**	258,412
*	1st Source Monogram Long/Short Fund	27,849 units	**	346,841
*	1st Source Monogram Income Fund*	42,831 units	**	415,036
				3,540,217

Common trust funds:
*	1st Source Bank Employee Benefits
	Guaranteed Income Fund	10,562 units	**	279,485
				279,485
Loans to participants		$168,575 principal amount, interest
		rates ranging from 5.00% to 9.25%,
		maturities through 2012	**	168,575
				168,575
				$ 4,944,360

*Indicates a party-in-interest to the Plan.
**Historical cost information is not required for participant-directed investments.